

September 19, 2012

Via Email
Mr. Shoichi Aoki
Director, Managing Executive Officer and
General Manager of Corporate Financial and Business Systems
Administration Group
Kyocera Corporation
6 Takeda Tobadono-cho Fushimi-ku
Kyoto-shi, KYT 612-8501
Japan

    Re: Kyocera Corporation
           Form 20-F for the Fiscal Year Ended March 31, 2012
           Filed June 29, 2012
           File No. 001-07952

Dear Mr. Aoki:

We have reviewed your response letter dated September 14, 2012 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 18. Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

<u>Note 14. Commitments and Contingencies, page F-50</u>

1.   We note your response to our prior comment 2. Please revise future filings to provide more detailed information related to the outstanding AVX environmental contingency, including how you determined the timing and amount of expenses and liabilities recorded in connection therewith. Please make sure your future disclosures address the fact patterns provided in your response to our prior comment.

2.   In addition, please revise future filings to clarify how you determined the ¥21,300 million ($266 million) of additional costs to accrue as of June 30, 2012. Disclose if there were any changes to the estimated range of loss for the AVX contingency from those previously disclosed in your filings. Refer to the guidance in 450-20-50-4 of the FASB Accounting Standard Codifications.

    You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                        Sincerely,

                                        /s/ Jay Webb "for"

                                        Kevin L. Vaughn
                                        Accounting Branch Chief